EXHIBIT 99.1

Centerra Gold Announces Results of 2025 Annual Meeting of Shareholders

TORONTO, May 06, 2025 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (TSX: CG) (NYSE: CGAU) (“Centerra” or the “Company”) announces the results of its 2025 Annual Meeting of Shareholders (the “Meeting”) held on May 6, 2025. A total of 159,054,649 shares, representing 76.22% of common shares issued and outstanding, were represented at the Meeting. Detailed voting results are outlined below.

Election of Directors

Each of the nominee directors listed in Centerra’s management information circular dated March 11, 2025, was elected.

	Votes For	% Votes For	Votes Against	% Votes Against
Karen David-Green	150,475,238	99.73%	401,434	0.27%
Wendy Kei	149,249,333	98.92%	1,627,338	1.08%
Nancy Lipson	150,467,060	99.73%	409,611	0.27%
Craig MacDougall	149,356,778	98.99%	1,519,894	1.01%
Michael S. Parrett	148,064,087	98.14%	2,812,585	1.86%
Jacques Perron	150,458,622	99.72%	418,049	0.28%
Paul Tomory	150,488,240	99.74%	388,432	0.26%
Paul N. Wright	150,471,658	99.73%	405,014	0.27%

Appointment of Auditors

KPMG LLP was re-appointed as auditor of the Company and the Board was authorized to fix the auditor’s renumeration.

	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Appointment of Auditors	152,572,682	95.92%	6,481,967	4.08%

Advisory Vote on Executive Compensation

The non-binding resolution approving the Company’s approach to executive compensation disclosed in Centerra’s management information circular dated March 11, 2025, was approved.

	Votes For	% Votes For	Votes Against	% Votes Against
Advisory Vote on Executive Compensation	148,851,215	98.66%	2,025,457	1.34%

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
Lisa.Wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.